

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2014

Via E-mail
Richard E. Muncrief
Chief Executive Officer
Apco Oil and Gas International Inc.
3500 One Williams Center
Tulsa, OK  74172-0172

       **Re:    Apco Oil and Gas International Inc.**
               **Preliminary Proxy Statement on Schedule 14A**
               **Filed October 31, 2014**
               **File No. 000-08933**

Dear Mr. Muncrief:

       We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.      We note your disclosure that the merger requires approval by the holders of at least two-thirds of all shares outstanding, and that your majority shareholder, WPX Energy, Inc., holds approximately 69% of the shares and will vote in favor of the merger.  As passage is assured, please explain in the filing the reasons why you are soliciting votes from other shareholders.

2.      We note your disclosure concerning the procedures that shareholders must follow if they wish to exercise dissenter rights, for example on page 9 and on pages 76 to 77.  Please enhance your disclosure by clarifying whether a shareholder wishing to exercise dissenter rights <u>must</u> vote against the merger.  Additionally, please ensure that you have disclosed

all of the material impacts on shareholders of voting for or against the merger, voting to abstain or not voting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director